1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of November 2019

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Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

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No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

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(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐No ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: _______.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date：	November 8, 2019	By	/s/ Wendell Huang
Wendell Huang
Vice President & Chief Financial Officer

TSMC October 2019 Revenue Report

Hsinchu, Taiwan, R.O.C. – Nov. 8, 2019 - TSMC (TWSE: 2330, NYSE: TSM) today announced its net revenues for October 2019: On a consolidated basis, revenues for October 2019 were approximately NT$106.04 billion, an increase of 3.8 percent from September 2019 and an increase of 4.4 percent from October 2018. Revenues for January through October 2019 totaled NT$858.79 billion, an increase of 1.8 percent compared to the same period in 2018.

TSMC October Revenue Report (Consolidated):

							(in NT$ million)
Period	October	September	M-o-M Increase (Decrease)	October	Y-o-Y Increase (Decrease)	January to October	January to October	Y-o-Y Increase (Decrease)
	2019	2019	%	2018	%	2019	2018	%
Net Revenues	106,040	102,170	3.8	101,550	4.4	858,788	843,254	1.8

#    #    #

TSMC Spokesperson: Wendell Huang Vice President and CFO Tel: 886-3-505-5901	TSMC Acting Spokesperson: Elizabeth Sun Senior Director Corporate Communications Division Tel: 886-3-568-2085 Mobile: 886-988-937999 E-Mail: elizabeth_sun@tsmc.com	For Further Information: Hui-Chung Su Senior Administrator PR Department Tel: 886-3-563-6688 Ext. 7125033 Mobile: 886-988-930-039 E-Mail: hcsuq@tsmc.com	Michael Kramer Project Manager PR Department Tel: 886-3-563-6688 Ext. 7125031 Mobile: 886-988-931-352 E-Mail: pdkramer@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited

This is to report the changes or status of 1) sales volume, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of October 2019.

1.	Sales volume (in NT$ thousands)
	Period	Items	2019	2018
	Oct.	Net sales	106,039,531	101,550,181
	Jan. - Oct.	Net sales	858,787,914	843,253,545

2.	Funds lent to other parties (in NT$ thousands)
			Amount Drawn
	Lending Company	Limit of lending	Bal. as of period end
	TSMC China*	54,820,752	24,234,948
	TSMC Global**	397,577,222	30,418,000
	* The borrower is TSMC Nanjing, a wholly-owned subsidiary of TSMC.
	** The borrower is TSMC.

3.	Endorsements and guarantees (in NT$ thousands)
			Amount
	Guarantor	Limit of guarantee	Bal. as of period end
	TSMC*	388,453,645	2,531,182
	* The guarantee was provided to TSMC North America, a wholly-owned subsidiary of TSMC.

4.	Financial derivative transactions (in NT$ thousands)
	(1) Derivatives not under hedge accounting.
	‧ TSMC
			Forward
	Margin Payment		-
	Premium Income (Expense)		-
	Outstanding Contracts	Notional Amount	88,653,287
		Mark to Market Profit/Loss	(773,174)
		Unrealized Profit/Loss	(792,614)
	Expired Contracts	Notional Amount	432,951,934
		Realized Profit/Loss	32,690
	Equity price linked product (Y/N)		N

	‧ TSMC Partners
			Convertible Bond
	Margin Payment		-
	Premium Income (Expense)		-
	Outstanding Contracts	Notional Amount	121,672
		Mark to Market Profit/Loss	122,245
		Unrealized Profit/Loss	580
	Expired Contracts	Notional Amount	-
		Realized Profit/Loss	-
	Equity price linked product (Y/N)		Y

	‧ TSMC China
			Forward
	Margin Payment		-
	Premium Income (Expense)		-
	Outstanding Contracts	Notional Amount	11,419,210
		Mark to Market Profit/Loss	78,435
		Unrealized Profit/Loss	54,080
	Expired Contracts	Notional Amount	106,648,926
		Realized Profit/Loss	(293,996)
	Equity price linked product (Y/N)		N

‧ VisEra Tech
		Forward
Margin Payment		-
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	801,413
	Mark to Market Profit/Loss	11,515
	Unrealized Profit/Loss	11,150
Expired Contracts	Notional Amount	2,751,593
	Realized Profit/Loss	(8,929)
Equity price linked product (Y/N)		N

‧ TSMC Nanjing
		Forward
Margin Payment		-
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	1,256,779
	Mark to Market Profit/Loss	7,723
	Unrealized Profit/Loss	12,617
Expired Contracts	Notional Amount	27,914,143
	Realized Profit/Loss	(5,228)
Equity price linked product (Y/N)		N

(2) Derivatives under hedge accounting.
‧ TSMC
		Forward
Margin Payment		-
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	3,622,185
	Mark to Market Profit/Loss	1,308
	Unrealized Profit/Loss	(24,692)
Expired Contracts	Notional Amount	18,492,460
	Realized Profit/Loss	(63,564)
Equity price linked product (Y/N)		N

‧ TSMC Global
		Future
Margin Payment		(37,506)
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	5,314,025
	Mark to Market Profit/Loss	15,735
	Unrealized Profit/Loss	171,229
Expired Contracts	Notional Amount	33,940,404
	Realized Profit/Loss	(389,223)
Equity price linked product (Y/N)		N